UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.        )*

GLOBAL ENERGY GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37941V 10 5

(Cusip Number)

Cary Ross, Esq.
Trenam, Kemker, Scharf, Barkin,
Frye, O’Neil & Mullis, P.A.
101 E. Kennedy Blvd., #2700
Tampa, Florida 33602
813-223-7474

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

Schedule 13D

CUSIP No. 37941V 10 5			Page 2 of 4 Pages

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Global Energy Acquisition Group, L.L.C. FEID No.:

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only.

4.	Source of Funds (See Instructions). WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization. Oklahoma, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power.	1,240,000

		8.	Shared Voting Power.	0

		9.	Sole Dispositive Power.	1,240,000

		10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,240,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

13.	Percent of Class Represented by Amount in Row (11). 8.24%

14.	Type of Reporting Person (See Instructions). CO

Schedule 13D CUSIP No. 37941V 10 5	Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) is being filed with respect to the common stock (the “Common Stock”), $0.001 par value per share, of Global Energy Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 2346 Success Drive, Odessa, FL 33556.

Item 2. Identity and Background.

This statement is filed by Global Energy Acquisition Group, L.L.C., an Oklahoma limited liability company (“GEAG”). The address of GEAG’s principal office is 1425 East 71st Street, Tulsa, OK 74136. Its principal business is acquiring an interest in the Issuer. During the last five years, GEAG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

To acquire Common Stock in the Issuer, GEAG has used and will use its working capital, contributed to it by its various equity owners, and may use other funds at such time additional securities of the Issuer are acquired. If other funds are used, this Schedule 13D will be amended accordingly.

Item 4. Purpose of Transaction.

See Item 5.

Item 5. Interest in Securities of the Issuer.

During September 2003, GEAG provided the Issuer with an aggregate of $155,000 in funding in the form of short-term loans. In consideration of such financing, on September 26, 2003 the Issuer issued stock purchase warrants to GEAG. Such warrants give GEAG the right to purchase up to 1,240,000 shares of the Issuer’s Common Stock at a price of $0.10 per share. If GEAG were to exercise such warrants, GEAG would own approximately 8.24% of the then outstanding shares of the Issuer’s Common Stock. GEAG has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of such shares.

The Issuer continues to be in an extremely tight cash situation, and has previously announced that it will not be able to continue operations unless additional financing is obtained in the immediate future. GEAG has had preliminary discussions with the Issuer regarding the possibility of providing additional funding to the Issuer. Although there are no agreements calling for such additional financing and none may be provided, GEAG does currently anticipate providing some amount of additional funding to the Issuer on the same terms under which GEAG already has lent funds to the Issuer. GEAG’s discussions with the Issuer have included discussion of the possibility that GEAG ultimately would lend sufficient funds to the Issuer to acquire sufficient stock purchase warrants to obtain a majority interest in the Issuer, should GEAG desire to do so. However, no agreement has been reached as to such matters.

An affiliate of GEAG, Global Energy Distribution Group, L.L.C. (“GEDC”), entered into a distribution arrangement with the Issuer on September 26, 2003. This arrangement grants to GEDG non-exclusive product distribution rights (and, under certain circumstances, manufacturing rights). GEDG’s distributorship will convert to an exclusive arrangement if aggregate financing provided by GEAG reaches $500,000, which may or may not occur.

In connection with providing financing to the Issuer, GEAG’s designee, Carlos J. Coe, has been appointed to the Issuer’s Board of Directors and as President and CEO of the Issuer. Mr. Coe currently does not have any beneficial interest in any securities of GEAG, GEDG or the Issuer.

The Issuer’s Common Stock is listed on the Over the Counter Bulletin Board (OTCBB). Because the Issuer has a small number of shareholders, because the Issuer’s Common Stock is a relatively illiquid investment because the

Schedule 13D CUSIP No. 37941V 10 5	Page 4 of 4 Pages

volume of trading in the Issuer’s Common Stock is relatively light, and because of the expense of continuing to prepare and file reports with the Securities and Exchange Commission, GEAG may recommend that the Issuer withdraw its registration of its Common Stock under the Securities Exchange Act of 1934. That action would terminate the Issuer’s obligation to file reports with the Securities and Exchange Commission and also would render the Issuer’s Common Stock ineligible for trading on the OTCBB.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5.

Item 7. Material to Be Filed as Exhibits.

Exhibit no.	Description

1*	Promissory Note dated September 26, 2003
2*	Stock Purchase Warrant dated September 26, 2003
2*	Promissory Note dated October 16, 2003
4*	Stock Purchase Warrant dated October 16, 2003
5*	GEDG Distribution Agreement dated September 26, 2003
6*	GEDG License Agreement dated September 26, 2003

*	Incorporated by reference to the similarly named exhibits to the Issuer’s Current Report on Form 8-K filed on January 7, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2004

Date

/s/ David E. Webb

Signature

David E. Webb, Member

Name/Title